                                                                    EXHIBIT 12.1


                               APACHE CORPORATION
         STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                           Nine Months Ended
                                              September 30,
                                           -------------------
         (IN THOUSANDS)                      1997       1996       1996        1995      1994       1993      1992
---------------------------------------    --------   --------   --------   --------   --------   -------   --------

EARNINGS
  Pretax income (loss) from continuing
   operations (1)                          $183,227   $116,029   $200,195   $ 33,143   $ 66,234   $62,067   $ (5,759)
  Add:  Fixed charges excluding
   capitalized interest                      54,801     49,465     68,091     77,220     39,008    34,355     43,603
                                           --------   --------   --------   --------   --------   -------   --------
  Adjusted earnings                        $238,028   $165,494   $268,286   $110,363   $105,242   $96,422   $ 37,844
                                           ========   ========   ========   ========   ========   =======   ========
FIXED CHARGES
  Interest expense including capitalized
    interest (2)                           $ 75,014   $ 64,758   $ 89,829   $ 88,057   $ 37,838   $34,205   $ 45,731
  Amortization of debt expense                4,497      3,515      5,118      4,665      3,987     3,896      3,888
  Interest component of lease rental
   expenditures (3)                           2,191      2,896      3,856      3,539      3,217     2,533      2,980
                                           --------   --------   --------   --------   --------   -------   --------
                                           $ 81,702   $ 71,169   $ 98,803   $ 96,261   $ 45,042   $40,634   $ 52,599
                                           ========   ========   ========   ========   ========   =======   ========
Ratio of earnings to fixed charges             2.91       2.33       2.72       1.15       2.34      2.37       0.72(4)
                                           ========   ========   ========   ========   ========   =======   ========

(1) Undistributed income of less-than-50% owned affiliates is excluded.

(2) Apache guaranteed and was contingently liable for certain debt. This debt, primarily associated with partnership operations, totaled $1.7 million at December 31, 1996. The outstanding balance was repaid in January 1997 and the facility was terminated. Fixed charges, relating to debt for which Apache was contingently liable, have not been included in the fixed charges for any of the periods shown above.

(3) Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32% to 34% applies for all periods presented.

(4) On May 17, 1995, Apache acquired DEKALB Energy Company ("DEKALB", now known as DEK Energy Company) through a merger which resulted in DEKALB becoming a wholly-owned subsidiary of Apache. The merger was accounted for as a "pooling of interests." As a result, Apache's financial information for all preceding periods was restated. After such restatement, earnings were inadequate to cover fixed charges by $14.8 million for 1992 due to write downs of the carrying value of the U.S. and Canadian oil and gas properties of DEKALB and losses incurred on the divestiture of DEKALB's U.S. oil and gas properties.